Filed Pursuant to Rule 424(b)(3)
Registration No. 333-282556

PROSPECTUS SUPPLEMENT NO. 5
(to Prospectus dated October 16, 2024)

Up to 660,000 Ordinary Shares
Up to 1,705,798 Ordinary Shares by the Selling Securityholders
Up to 21,112 Warrants by the Selling Securityholders

This Prospectus Supplement No. 5 updates, amends, and supplements the prospectus dated October 16, 2024 (as amended and supplemented, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-282556). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend, and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2025 (the “Report”). Accordingly, we have included the Report in this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

New Silexion’s ordinary shares and warrants are listed on The Nasdaq Stock Market LLC under the symbols “SLXN” and “SLXNW,” respectively. On March 13, 2025, the last reported sales price of the ordinary shares was $1.38 per share, and on March 12, 2025, the last reported sales price of the warrants was $0.0521 per warrant.

We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K, and an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company disclosure and reporting obligations. See “Prospectus Summary — Implications of Being a Smaller Reporting Company and Emerging Growth Company” in the Prospectus for additional information.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 6 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 14, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 14, 2025 (March 13, 2025)

Silexion Therapeutics Corp
(Exact name of registrant as specified in its charter)

Cayman Islands	001-42253	N/A
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

12 Abba Hillel Road Ramat-Gan, Israel	5250606
(Address of principal executive offices)	(Zip Code)

+972-8-6286005
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0009 per share	SLXN	The Nasdaq Stock Market LLC
Warrants exercisable for Ordinary Shares at an exercise price of $103.50 per share	SLXNW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On March 13, 2025, Silexion Therapeutics Corp (the “Company”) entered into a letter agreement (the “Note Conversion Inducement Agreement”) with EarlyBirdCapital, Inc. (“EBC”) pursuant to which the Company and EBC agreed to retire a previously issued convertible promissory note (“Convertible Note”), dated August 15, 2024, in an amount of $1,250,000, issued by the Company to EBC on the terms described below. In accordance with its terms, the Convertible Note was to be repaid in cash or convertible into ordinary shares of the Company, par value $0.0009 per share (“ordinary shares”), solely at the option of EBC and had a maturity date of December 31, 2025.

Pursuant to the Note Conversion Inducement Agreement, EBC agreed to retire the $880,202.20 principal and interest amount outstanding under the Convertible Note as of the date of the Note Conversion Inducement Agreement (the “Outstanding Amount”) in consideration of: (i) a cash payment by the Company in an amount of $400,000 (plus $15,000 in legal expenses) (“Cash Amount”), (ii) conversion of a certain amount of the principal and interest due under the Convertible Note via the issuance by the Company to EBC of 277,777 ordinary shares (the “EBC Shares”), which conversion amount would be equal to the net proceeds received by EBC from the sale of the EBC Shares (the “Conversion Amount”), and (iii) the payment by the Company to EBC of any remaining amount due under the Convertible Note after deducting the Cash Amount and the Conversion Amount from the Outstanding Amount.

On March 13, 2025, in accordance with the terms of the Note Conversion Inducement Agreement, the Company made the required cash payment and on March 14, 2025 the Company issued the EBC Shares to EBC.

The EBC Shares have been issued pursuant to an effective registration statement of the Company on Form S-1 (Registration No. 333-282556) as required by the Convertible Note.

The foregoing description of the Note Conversion Inducement Agreement is not complete and is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed herewith as Exhibit 10.1, and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

10.1	Note Conversion Inducement Agreement dated March 13, 2025

104	Cover Page Interactive Data File (formatted in Inline XBRL)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SILEXION THERAPEUTICS CORP

Date: March 14, 2025	/s/ Ilan Hadar
	Name:	Ilan Hadar
	Title:	Chief Executive Officer

Exhibit 10.1

SILEXION THERAPEUTICS CORP
12 ABBA HILLEL ROAD
RAMAT GAN, ISRAEL 5250606

March 13, 2025

EarlyBirdCapital, Inc.
366 Madison Avenue
8th Floor
New York, New York 10017
Attn: Steven Levine

Re:	Inducement to Convert Silexion Convertible Promissory Note

Dear Holder:

Reference is made to that certain Convertible Promissory Note, dated August 15, 2024, in an amount of $1,250,000 (the “Note”), issued by Silexion Therapeutics Corp (formerly known as Biomotion Sciences) (the “Company”) to EarlyBirdCapital, Inc. (“Holder”, which, together with the Company, are sometimes referred to herein as the “parties”). The Note is convertible into ordinary shares of the Company, par value $0.0009 per share (the “Ordinary Shares”) in accordance with the terms of the Note. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Note.

The issuance of 277,777 Ordinary Shares (which reflects an adjustment in respect of the 1-for-9 reverse share split of the Company’s  authorized ordinary shares, including issued and outstanding ordinary shares, that was effected on November 29, 2024) underlying the Note (the “Note Shares”) has been registered pursuant to the Company’s registration statement on Form S-1 (File No. 333-282556) (the “Registration Statement”) that was declared effective on October 16, 2024. The Company hereby represents that, prior to the date hereof, the prospectus contained within the Registration Statement has been updated to include therein all material information concerning the Company, and that the Registration Statement is currently in effect.

The parties acknowledge that the current outstanding principal amount, together with all accrued and unpaid interest (but excluding penalty interest) as of the date hereof, under the Note is $880,202.20  (the “Note Balance”). In consideration of the mutual interest of the parties for the Holder to receive repayment of the full amount of the Note Balance, plus related collection expenses, and for the Company to retire the Note and to increase its shareholders equity as a result of the issuance of the Note Shares, the parties hereby agree to the following steps that will result in the full settlement of the Note Balance and the retirement of the Note:

(i)
The Holder hereby notifies the Company that Holder is converting a portion of the Note Balance into the Note Shares at a price per Note Share equal to the Conversion Price (as amended in paragraph (ii) below). Within one business day after the date hereof, the Company’s transfer agent will deliver the Note Shares to the Holder, free and clear of any restrictive legends, in accordance with the issuance instructions that appear in Appendix A to this letter agreement.

(ii)
The contemplated timing for conversion under Section 3 of the Note, and the definition of Conversion Price (as defined in Section 3 of the Note), are hereby amended such that the Holder may convert as of the date hereof, into the Note Shares, such portion of the Note Balance as is equal to the Conversion Price (as amended below) multiplied by 277,777 (i.e., the number of Note Shares to be issued upon such conversion). As amended hereby, the term “Conversion Price” in Section 3 of the Note means the average net proceeds per Note Share to be received by the Holder from the sale of all of the Note Shares in accordance with paragraph (iv) below, after deducting any reasonable and documented selling and other offering expenses incurred by the Holder in connection with the Holder’s sales of the Note Shares (but without deducting the Collection Fee (as defined in paragraph (iii) below)), as reflected in a written report or certification by the Holder to be provided by Holder to the Company (or other evidence that is reasonably acceptable to the Company) (the “Note Shares Sales Report”) that states (a) the total proceeds from the sale of all Note Shares, (b) the foregoing reasonable and documented selling and other offering expenses incurred by the Holder, (c) the resulting aggregate net proceeds from the sale of the Note Shares (the “Aggregate Net Proceeds”), and (d) the calculation of the Conversion Price (which shall equal the Aggregate Net Proceeds, divided by 277,777).

(iii)
Concurrently with the execution of this letter agreement, the Company shall make a cash payment by wire transfer to the Holder, to the account t designated by the Holder as set forth on Appendix B hereto (the “Directed Account”), in an amount of $415,000, consisting of (x) $400,000 (the “Pre-Payment Amount”) to be applied to payment of, and to be deducted from, the Note Balance, and (y) $15,000 for the collection/legal fees of the Holder (the “Collection Fee”).

(iv)
Holder agrees that all sales of the Note Shares shall be carried out in broker transactions, on the Nasdaq Stock Market, and in keeping with (and not below) market prices as of the time of such sales. The Holder represents and warrants that any sales of Note Shares shall be conducted in accordance with the Plan of Distribution as set forth in the Registration Statement, and that the Holder will comply with any prospectus delivery requirements of the Securities Act of 1933, as amended.

(v)
Upon Holder’s notification to the Company that the sale of all Note Shares has been completed, and after providing the Note Shares Sales Report to the Company, and the Company’s acknowledgment that such report is in good order (which acknowledgement shall not be unreasonably withheld or delayed), the Company shall promptly (no later than the first (1st) trading day afterwards) make a cash payment by wire transfer to the Holder, to the Directed Account, in an amount (the “Settlement Amount”) equal to the difference between (i) the Note Balance, less (ii) the sum of (a) the Aggregate Net Proceeds and (b) the Pre-Payment Amount. To the extent the Settlement Amount is a negative number, Holder shall promptly (no later than the first (1st) trading day after Holder’s delivery of the Note Shares Sales Report to the Company) make a cash payment by wire transfer to the Company in the amount by which the sum of the Aggregate Net Proceeds and the Pre-Payment Amount exceed the Note Balance (such amount, the “Excess Repayment Amount”).

(vi)
Upon acknowledgement of receipt by the Holder of the Settlement Amount, or, in the case the Settlement Amount is a negative number, upon confirmation by the parties that the Holder is required to repay the Excess Repayment Amount, the Note shall be automatically considered repaid and retired, with no further obligations of the Company thereunder (but subject to the Holder’s obligation to refund the Excess Repayment Amount to the Company, to the extent applicable). At such time, the Holder shall promptly return the original signed Note to the Company, or shall deliver an acknowledgment as to the repayment of, and retirement of, the Note to the Company.  If the Company is obligated to pay a Settlement Amount to the Holder and such payment is not made as set forth herein (a “Payment Default”), then the Note shall remain outstanding and in full force and effect, including provisions related to penalty interest, with (i) the amount owed thereunder deemed to be the Settlement Amount and (ii) interest accruing on such amount from the date of the Payment Default at the penalty interest rate as set forth in the Note.

The Company shall, by 9:30 a.m., New York City time, on the first business day immediately following the date of this letter agreement, file with the United States Securities and Exchange Commission (i) a Current Report on Form 8-K and (ii) a prospectus supplement to the Registration Statement, in each case reasonably approved by the Holder (such approval to not be unreasonably withheld, conditioned or delayed), disclosing the material terms of this letter agreement.

This letter agreement shall be construed and enforced in accordance with the laws of the State of New York, without regards to conflicts of laws principles. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby.

Sincerely yours,

SILEXION THERAPEUTICS CORP

By:	/s/ Ilan Hadar
Name:	Ilan Hadar
Title:	Chief Executive Officer

By:	/s/ Mirit Horenshtein Hadar
Name:	Mirit Horenshtein Hadar
Title:	Chief Financial Officer

[Holder Signature Page Follows]

Acknowledged and Agreed:

Holder:

EARLYBIRDCAPITAL, INC.

Signature of Authorized Signatory of Holder: _________/s/ Steven Levine________________________

Name of Authorized Signatory: _________Steven Levine______________________________________

Title of Authorized Signatory: _________CEO_______________________________________

[Holder signature page to Letter Agreement re: Inducement to Convert Silexion Convertible Promissory Note]

Appendix A

Issuance Instructions for Note Shares

Appendix B

Wire Instructions for EarlyBirdCapital, Inc.